Exhibit 99.1

Pernod Ricard announce the beginning of discussions
with FKP Soyuzplodoimport

Paris	18 may 2006

Pernod Ricard is pleased to have announced today the beginning of the discussions with FKP Soyuzplodoimport, representing the Russian Federation, aimed at finding a common agreement regarding the future development of a number of selected Russian spirits brands, including the Stolichnaya vodka brand.

Such agreement, if it were to be reached, would represent a key milestone in our discussions with the SPI Group for the potential acquisition of the Stolichnaya brand, referred to in the announcement of our agreement with SPI in September 2005.

For more information, please contact:
Francisco de la VEGA, Communications VP,	Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP,	Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager,	Tel: +33 (0)1 41 00 40 88
or visit our web site at www.pernod-ricard.com

SIEGE SOCIAL : 12, PLACE DES ETATS-UNIS -75783 PARIS CEDEX 16 – SOCIETE ANONYME AU CAPITAL DE 290 383 913 €
TELEPHONE : 01 41 00 41 00 – TELECOPIE : 01 41 00 40 85 – R.C.S. PARIS B 582 041 943